SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Transportadora de Gas del Sur S.A.

(Name of Issuer)

Class B Common Shares

(Title of Class of Securities)

P9308R-10-3

(CUSIP Number)

December 19, 2006

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Emerging Markets, L.L.C. 01-0577802
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 47,123,401
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 47,123,401
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,123,401
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 12.1% (1)
12.	Type of Reporting Person (See Instructions) OO

(1) Based upon 389,302,689 Class B Common Shares outstanding as of 6/27/2006, as reported in the Issuer’s Form 20-F report.

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. 01-0577802
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 66,021,641 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 66,021,641 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,021,641 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 17.0% (2)
12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares beneficially owned includes 18,898,240 Class B Common Shares represented by 3,779,648 American Depositary Receipts (“ADR shares”).

(2) Based upon 389,302,689 Class B Common Shares outstanding as of 6/27/2006, as reported in the Issuer’s Form 20-F report.

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 66,021,641 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 66,021,641 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,021,641 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 17.0% (2)
12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares beneficially owned includes 18,898,240 Class B Common Shares represented by 3,779,648 ADR shares.

(2) Based upon 389,302,689 Class B Common Shares outstanding as of 6/27/2006, as reported in the Issuer’s Form 20-F report.

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 66,021,641 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 66,021,641 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,021,641 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 17.0% (2)
12.	Type of Reporting Person (See Instructions) IA, PN

(1) The number of shares beneficially owned includes 18,898,240 Class B Common Shares represented by 3,779,648 ADR shares.

(2) Based upon 389,302,689 Class B Common Shares outstanding as of 6/27/2006, as reported in the Issuer’s Form 20-F report.

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 66,021,641 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 66,021,641 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,021,641 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 17.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares beneficially owned includes 18,898,240 Class B Common Shares represented by 3,779,648 ADR shares.

(2) Based upon 389,302,689 Class B Common Shares outstanding as of 6/27/2006, as reported in the Issuer’s Form 20-F report.

Introductory Note

The Reporting Persons (as defined below) have previously reported their beneficial ownership of the shares on Schedule 13D pursuant to Rule 13d-1(a). The Reporting Persons currently are eligible to report their beneficial ownership on Schedule 13G and accordingly, pursuant to Rule 13d-1(c), the Reporting Persons are filing this Schedule 13G to report their beneficial ownership of the shares.

Item 1.
(a)	Name of Issuer
Transportadora de Gas del Sur S.A.

(b)	Address of Issuer's Principal Executive Offices
Don Bosco 3672, Fifth Floor C1206ABF - Buenos Aires Argentina

Item 2.
(a)	Name of Person Filing
D. E. Shaw Laminar Emerging Markets, L.L.C. D. E. Shaw Laminar Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship

D. E. Shaw Laminar Emerging Markets, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class B Common Shares

(e)	CUSIP Number
P9308R-10-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable
Item 4.	Ownership

As of February 26, 2007

(a) Amount beneficially owned:

D. E. Shaw Laminar Emerging Markets, L.L.C.:	47,123,401 shares
D. E. Shaw Laminar Portfolios, L.L.C.:

66,021,641 shares

This is composed of (i) 47,123,401 Class B Common Shares in the name of D. E. Shaw Laminar Emerging Markets, L.L.C. and (ii) 18,898,240 Class B Common Shares represented by 3,779,648 ADR shares in the name of D. E. Shaw Laminar Portfolios, L.L.C.

D. E. Shaw & Co., L.L.C.:

66,021,641 shares

This is composed of (i) 47,123,401 Class B Common Shares in the name of D. E. Shaw Laminar Emerging Markets, L.L.C. and (ii) 18,898,240 Class B Common Shares represented by 3,779,648 ADR shares in the name of D. E. Shaw Laminar Portfolios, L.L.C.

D. E. Shaw & Co., L.P.:

66,021,641 shares

This is composed of (i) 47,123,401 Class B Common Shares in the name of D. E. Shaw Laminar Emerging Markets, L.L.C. and (ii) 18,898,240 Class B Common Shares represented by 3,779,648 ADR shares in the name of D. E. Shaw Laminar Portfolios, L.L.C.

David E. Shaw:

66,021,641 shares

This is composed of (i) 47,123,401 Class B Common Shares in the name of D. E. Shaw Laminar Emerging Markets, L.L.C. and (ii) 18,898,240 Class B Common Shares represented by 3,779,648 ADR shares in the name of D. E. Shaw Laminar Portfolios, L.L.C.

(b) Percent of class:

D. E. Shaw Laminar Emerging Markets, L.L.C.:	12.1%
D. E. Shaw Laminar Portfolios, L.L.C.:	17.0%
D. E. Shaw & Co., L.L.C.:	17.0%
D. E. Shaw & Co., L.P.:	17.0%
David E. Shaw:	17.0%

(c) Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	-0- shares
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	47,123,401 shares
D. E. Shaw Laminar Portfolios, L.L.C.:	66,021,641 shares
D. E. Shaw & Co., L.L.C.:	66,021,641 shares
D. E. Shaw & Co., L.P.:	66,021,641 shares
David E. Shaw:	66,021,641 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	-0- shares
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	47,123,401 shares
D. E. Shaw Laminar Portfolios, L.L.C.:	66,021,641 shares
D. E. Shaw & Co., L.L.C.:	66,021,641 shares
D. E. Shaw & Co., L.P.:	66,021,641 shares
David E. Shaw:	66,021,641 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C., which in turn is the sole and managing member of D. E. Shaw Laminar Emerging Markets, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C., which in turn is the sole and managing member of D. E. Shaw Laminar Emerging Markets, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 66,021,641 shares as described above constituting 17.0% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 66,021,641 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw Laminar Emerging Markets, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, are attached hereto.

Dated: February 27, 2007

D. E. Shaw Laminar Emerging Markets, L.L.C.

By: D. E. Shaw Laminar Portfolios, L.L.C. as

managing member

By: D. E. Shaw & Co., L.L.C., as

managing member

By: /s/ Julius Gaudio

Julius Gaudio

Managing Director

D. E. Shaw Laminar Portfolios, L.L.C. By: D. E. Shaw & Co., L.L.C., as managing member By: /s/ Julius Gaudio Julius Gaudio Managing Director

D. E. Shaw & Co., L.L.C. By: /s/ Julius Gaudio Julius Gaudio Managing Director D. E. Shaw & Co., L.P. By: /s/ Julius Gaudio Julius Gaudio Managing Director

David E. Shaw By: /s/ Julius Gaudio Julius Gaudio Attorney-in-Fact for David E. Shaw

Exhibit 1

POWER OF ATTORNEY

FOR CERTAIN FILINGS

UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute and appoint each of:

Anne Dinning,

Julius Gaudio,

Lou Salkind,

Stuart Steckler, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of

D. E. Shaw & Co., Inc.

/s/David E. Shaw

New York, New York

Exhibit 2

POWER OF ATTORNEY

FOR CERTAIN FILINGS

UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute and appoint each of:

Anne Dinning,

Julius Gaudio,

Lou Salkind,

Stuart Steckler, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself and as the managing member of D. E. Shaw & Co., L.L.C., which in turn may be acting for itself or as the managing member of other companies) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of

D. E. Shaw & Co. II, Inc.

/s/David E. Shaw

New York, New York

Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to Class B Common Shares of Transportadora de Gas del Sur S.A., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 27th day of February, 2007.

D. E. Shaw Laminar Emerging Markets, L.L.C.

By: D. E. Shaw Laminar Portfolios, L.L.C. as

managing member

By: D. E. Shaw & Co., L.L.C., as

managing member

By: /s/ Julius Gaudio

Julius Gaudio

Managing Director

D. E. Shaw Laminar Portfolios, L.L.C. By: D. E. Shaw & Co., L.L.C., as managing member By: /s/ Julius Gaudio Julius Gaudio Managing Director

D. E. Shaw & Co., L.L.C. By: /s/ Julius Gaudio Julius Gaudio Managing Director D. E. Shaw & Co., L.P. By: /s/ Julius Gaudio Julius Gaudio Managing Director

David E. Shaw By: /s/ Julius Gaudio Julius Gaudio Attorney-in-Fact for David E. Shaw